Exhibit 99.1

Origin Announces Nationwide Corn Seed Approvals and Additional Provincial Approval

Conventional Breeding Program Continues to Bring New Products

New Seeds Optimize Local Production

BEIJING--(BUSINESS WIRE)--Origin Agritech Limited (NASDAQ GS: SEED) (“Origin”), a leading technology-focused supplier of crop seeds and agri-biotech research in China, today announced the Ministry of Agriculture has approved two new corn hybrid varieties to its product line for nationwide distribution during the next sales season. The Company now has over 55 total corn hybrids approved for sale into the marketplace next year. Revenues from corn products consisted of roughly 75% of total revenues in 2007, and are expected to continue to be the company’s main product category in future years. This year marks the company's 10th year of their own internal breeding program.

The two new corn seed products approved for nationwide distribution include Lin Ao 9, and Ao Yu 28. These additional products will aid our program to expand the Company’s geographic reach throughout China. Lin Ao 9 and Ao Yu 28 are suitable for the Southwest corn growing regions. However, given both products have received nationwide approval, they are able to be sold into any regions of China. In addition to expanding our product coverage, seeds approved on a nationwide level generally allow the Company increased marketing flexibility in deployment of the products and the ability to cross products into additional regions if the products are determined to be suitable for the given regions. Generally, products selected for nationwide deployment are more stable across a wider variety of environmental conditions. One additional corn hybrid, Ao Yu 4, has been approved for sale in the Ningxia province in China. The corn seed market in China is estimated at US$1 billion.

The nationwide approval process runs in parallel with the provincial approval processes, and is one of the most rigorous regulatory requirements in all of China. Like the provincial process, the nationwide approval requires the applicant to undergo two growing seasons of monitored growth in more than 10 different locations around the country. Seeds submitted for testing are planted together with local-area control seeds, which are typically the seeds that have performed exceedingly well in the testing regions. Only seeds that have an increased yield of 5-8% or higher versus these control seeds are cleared to proceed to the next year of testing. When all tests are successfully completed, the approval is granted. The company expects further approvals in rice and cotton seed in the upcoming weeks.

About Origin

Founded in 1997 and headquartered in Beijing, Origin Agritech Limited (NASDAQ: SEED) is one of China’s leading, vertically-integrated agricultural technology company specializing in agri-biotech research, development and production to supply the growing populations of China. Origin develops, grows, processes, and markets crop seeds to farmers throughout China and parts of Southeast Asia via a network of approximately 3,800 first-level distributors and 6,500 second-level distributors. The hybrid seed industry is estimated at US$2 billion and that is expected to double by 2010. The Company currently operates facilities in 30 of China’s 32 provinces as well as Beijing. Since Origin launched its first entirely internally developed seed in 2003, the Company has developed and commercialized a proprietary seed portfolio of twelve corn hybrids, twelve rice hybrids and two canola hybrids. For further information, please log on www.originagritech.com.

Forward Looking Statements

This release contains forward-looking statements. All forward-looking statements included in this release are based on information available to us on the date hereof. These statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results to differ materially from those implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "targets," "goals," "projects," "continue," or variations of such words, similar expressions, or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. Neither we nor any other person can assume responsibility for the accuracy and completeness of forward-looking statements. Important factors that may cause actual results to differ from expectations include, but are not limited to, those risk factors discussed in Origin's filings with the SEC including its annual report on Form 20-F filed with the SEC on February 27, 2008. We undertake no obligation to revise or update publicly any forward-looking statements for any reason.

CONTACT:
Origin Agritech Limited
Irving Kau, 760-918-1781
Vice President, Finance
Irving.kau@originseed.com.cn
or
Global Consulting Group
Eddie Cheung / Dixon Chen, 646-284-9414
Investor Relations
echeung@hfgcg.com